

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Mr. Douglas C. Jeffries
Chief Financial Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

    Re: RetailMeNot, Inc.
            Form 10-K for the Year Ended December 31, 2013
            Filed February 18, 2014
            File No. 1-36005

Dear Mr. Jeffries:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Robert S. Littlepage, for

                                   Larry Spirgel
                                   Assistant Director